Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Income Trust Inc.:

We consent to the use of our reports dated February 19, 2014, with respect to the consolidated balance sheets of Industrial Income Trust Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, equity and cash flows for each of the years in the three-year period ended December 31, 2013 and the related consolidated financial statement schedules, which reports appear in the December 31, 2013 annual report on Form 10-K of Industrial Income Trust Inc. and is incorporated by reference in this registration statement (No. 333-175340) on Form S-3, and to the reference to our firm under the heading “Experts” in the prospectus which is part of such registration statement.

/s/ KPMG LLP

Denver, Colorado

March 12, 2014